UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Shopjackie, LLC

Legal status of issuer

> ***Form***
> Limited liability company

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> May 12, 2017

Physical address of issuer
816 Manatee Ave E, Suite 200, Bradenton, FL 34208

Website of issuer
www.shopjackie.com

Name of reviewing counsel
Foley Shechter Ablovatskiy LLP
1180 Avenue of the Americas, 8th Fl., New York, NY 10036
Attn: Sasha Ablovatskiy, Esq.,
E-Mail: sablovatskiy@foleyshechter.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Issuer shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$750,000.00

Deadline to reach the target offering amount
November 7, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$485,101	$287,897
Cash & Cash Equivalents	$72,060	$3,396
Accounts Receivable	$0	$0
Short-term Debt	$45,756	$1,971
Long-term Debt	$0	$33,800
Revenues/Sales	$518,750	$269,582
Cost of Goods Sold	$363,593	$169,455
Taxes Paid	$0	$0
Net Income (Loss)	($338,849)	($288,840)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

August 29, 2022

FORM C/A

Up to $750,000.00

Shopjackie, LLC



Explanatory Note

Shopjackie, LLC (the "Company," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on June 9, 2022, to include a Webinar Transcript, attached hereto as Exhibit G, and to update the Company's financial information within the Company Summary.

The Company previously filed an amendment to its Form C on June 17, 2022 to include a video transcript, attached hereto as Exhibit F.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Shopjackie, LLC, a Delaware limited liability, to prospective investors for the sole purpose of providing certain information about a potential investment in convertible notes (the "Crowd Notes" or "Securities") of the Company. Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $750,000.00 from Investors in the offering of Crowd Notes described in this Form C/A (this "Offering"). The minimum amount of Crowd Notes that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$750,000.00	$37,500.00	$712,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   The Issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.shopjackie.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with

Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 26, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY

ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.shopjackie.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Shopjackie, LLC (the "Company," "Jackie," "Shopjackie," "Shop Jackie," "we," "us" or "our ") is a Delaware limited liability company, formed on May 12, 2017. The Company conducts business under the name "Jackie."

The Company is located at 816 Manatee Ave E, Suite 200, Bradenton, FL 34208.

The Company's website is www.shopjackie.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Jackie is a personal styling clothing subscription service founded to promote women by connecting them with quality brands, replacing excess with substance, and creating avenues for generosity one to another. We deliver boutique brands to your door — pay for the items you love, return the rest free of charge. We style based on one's individual lifestyle. We do this by specializing in building one-on-one relationships with our clients, giving them the personal stylist experience, and delivering quality over quantity to them monthly or quarterly. The styling fee is $39.99 monthly/quarterly and can be applied to client purchases of $100.00 or more in kept items.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$750,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$750,000 Principal Amount
Purchase price per Crowd Note	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 7, 2022
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline.

Since our inception in May 2017, we have incurred significant operating losses and, as of December 31, 2021, had an accumulated deficit of $1,648,526. For the year ended December 31, 2021, our operating loss was $338,849. We have incurred significant costs to operate our business. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including general administrative and marketing expenses, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Furthermore, we cannot assure you that the growth in revenue we have experienced over the past few years will continue at the same rate or even continue to grow at all. We expect that, in the future, our revenue growth rate may decline because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance may be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on: payroll, rent, advertising and marketing, legal and professional fees, and other general and administrative expenses. These costs are not inclusive of cost of goods sold that are comprised of direct procurement and material costs relating to the products we sell.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our styling services and/or products is highly competitive.

We face competition with respect to any services or products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a subscription-based stylist business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize styling services and/or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

We rely on other companies to provide the clothing and accessories that we offer our customers. We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide the clothing and accessories to meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations. In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

We depend on third party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of clothing and accessories, our business depends on developing and maintaining close and productive relationships with our vendors. We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.
Through our operations, we collect certain personal information that our customers provide to purchase products, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Our cybersecurity may become compromised and confidential customer or business information may be misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

Our success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, we are dependent on Amber Duncan, our President. There is no employment agreement between Amber and the Company, so there can be no assurance that she will continue to be employed by us for a particular period of time. The loss of Amber Duncan could harm our business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on Amber Duncan in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to her in the event of her death or disability. Therefore, if Amber Duncan dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our website could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption and damage to our brand and customer relations. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data. Operational or business delays may result from the disruption of our website and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. Our business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic and other health epidemics and outbreaks, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other health epidemic or outbreak in the future. Material adverse effects from COVID-19 or other health epidemics or outbreaks and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair our business, including marketing and sales efforts, procurement of inventory, and distribution of products. A quarantine may affect our ability to fulfill purchase orders, re-supply our inventory, and deliver the products our customers purchase. If we purchase materials from suppliers in affected areas, we may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools;

- seasonal fluctuations in demand and our revenue;

- general market and economic conditions.

Our business is substantially dependent upon awareness and market acceptance of our services and brand.

Our business depends on acceptance by both our users as well as the business that we work with of our services and brands that have the potential to provide incremental sales growth rather than reduce our existing sales. We believe that the success of our business will also be substantially dependent upon acceptance of our brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse effect on our business, operations and financial results.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

If our payment processors and partners experience an interruption in service, our business and revenue would be harmed.
Our payment processors may experience service outages or an inability to connect with our processing systems. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity and business would be harmed.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not

been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be withheld, conditioned, or delayed in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by one owner.

Prior to the Offering the Company's current sole owner owns 100% of the Company. Subject to any fiduciary duties owed to our investors under Delaware law, this owner may be able to exercise significant influence over matters requiring owner approval, including the appointment of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.

A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities, or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Jackie is a personal styling clothing subscription service founded to promote women by connecting them with quality brands, replacing excess with substance, and creating avenues for generosity one to another. We deliver boutique brands to your door — pay for the items you love, return the rest free of charge. We style based on one's individual lifestyle. We do this by specializing in building one-on-one relationships with our clients, giving them the personal stylist experience, and delivering quality over quantity to them monthly or quarterly. The styling fee is $39.99 monthly/quarterly and can be applied to client purchases of $100.00 or more in kept items.

Business Plan

Jackie was built to assist women who wanted the personal styling experience at their own convenience. We seek to make personal styling easy by delivering boutique brands to our customers' doors and profit on items they keep. In February 2022, the Jackie team soft-launched the Jack Box to style men, which is currently only available to select Jackie customers. It is also planning to develop Jack & Jill, a subscription box for children.

Our desire is to continue to introduce great brands and make people feel like a million dollars in the clothes they wear. Our desire is to connect with women across the country and become a voice of empowerment and positivity to them. We hope to continue to grow by adding events and products to put in front of our audience. Our social presence is also growing, enabling us to get in front of our core customer base across the country. With the capital we receive, our goal is to continue to enhance the overall customer service experience and also put more capital towards marketing to our ideal client. While our branding for the Jack Box is completed, we will also allocate some funds to the development of our box, shipping materials, and inventory procurement. Our goal is to continue to double our production from the previous year and continue to provide a high level of service that matches the quality of our clothing to become the leading high end subscription service on the market.

History of the Business

On May 12, 2017, we set up a Delaware limited liability company as Shopjackie, LLC, with Carpe Diem FLP ("Carpe Diem") being the sole member and owner of the Company. Carpe Diem is 100% owned by Amber Duncan, our President and Founder. As of the date of this Form C/A, Shopjackie continues to be wholly owned by Carpe Diem.

The Company's Products and/or Services

Product / Service	Description	Current Market
Retail Fashion Subscription Box	Fashion clothing and accessories	Women

We plan to launch the Jack Box for men, which is similar to our service for women. We expect to use the same operational systems in place for Jackie and re-brand the service for males. We have already soft-launched this product to existing Jackie customers and are expecting to publicly launch it in Q3 2022. Additionally, we plan to launch a Jack & Jill subscription service for children.

We ship all orders in-house.

Competition

The Company's primary competitors are Stitch Fix, Daily Look, Trendsend, and Trunk Club.

We have personal relationships with our clients and do not use algorithms. With Jackie, each client is assigned a stylist who is with them throughout their time at Jackie. Adding to our personal touch, we carry high end brands, helping Jackie to provide a personal but high-quality approach to the apparel and accessory subscription service.

Customer Base

Our current ideal client is between the ages of 18 and 70, loves quality clothing and wants to build a timeless wardrobe consisting of quality fabrics. She enjoys being introduced to new brands and appreciates having a stylist to select items she may not pick on her own.

Intellectual Property

We do not currently have any intellectual property.

Governmental/Regulatory Approval and Compliance

We are subject to regular business laws along with specific data security standards for sensitive information regarding individuals' financial information and other personally identifiable information.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The company is owned in its entirety by Carpe Diem FLP, a Nevada Family Limited Partnership, which is wholly owned by the Company's President and Founder Amber Duncan.

Other

The Company's principal address is 816 Manatee Ave E, Suite 200, Bradenton, FL 34208.

The Company has the following additional addresses: 5840 W Cypress St., Suite F, Tampa, FL 33607.

The Company conducts physical business operations in Florida and operates an ecommerce business.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Intermediary Fees	5.00%	$1,250	5.00%	$37,500
Marketing and Advertising	31.00%	$7,750	40.00%	$300,000
Merchandise	20.00%	$5,000	33.33%	$250,000
Payroll	24.00%	$6,000	13.33%	$100,000
Enhancements	20.00%	$5,000	8.34%	$62,500
Total	**100.00%**	**$25,000**	**100.00%**	**$750,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

MANAGING MEMBERS, MEMBERS, AND OFFICERS

Members and Officers

The Managing Member, Members, and Officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Manager Name

Amber Duncan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Founder, May 2017 – Present. Oversees the Company's operations and shape the overall brand and strategy of Jackie.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Official Member, Tampa Bay Business Journal Leadership Trust; November 2019 – Present

Newborn Consulting, President; January 2009 - Present

President, A New You; January 2014 – Present (Business is winding down)

Partner, Class Coach; February 2019 – June 2021

Franchise Owner, Ryan's Goodies; August 2015 – May 2022

Education and Qualifications

Bachelor's Degree in Business Administration and Entrepreneurship from Liberty University.

Indemnification

Indemnification is authorized by the Company to its manager in her professional capacity pursuant to the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of willful misconduct or fraud.

Employees

The Company currently has nine employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Units
Amount Authorized	N/A
Amount Issued	100% of the Company's limited liability company membership interests
Voting Rights	One vote per membership unit
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The membership units which the Crowd Notes may convert are subject to dilution if / when the Company authorizes additional membership units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of Debt	Payroll and Direct Deposit Liabilities
Name of creditor	American Express International, Inc.
Amount outstanding	$2,210
Interest rate and payment schedule	There is no interest rate attached to these short-term liabilities, and the Company expects to pay these within a year.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Ownership

Shopjackie is owned by Carpe Diem FLP ("Carpe Diem"), which is 100% owned by Amber Duncan, our President and Founder.

Below are the beneficial owners of 20% percent or more of the Company's outstanding membership interests.

Name	Percentage Owned Prior to Offering
Amber Duncan, via Carpe Diem FLP	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since 2020, we have increased our sales each year by over 100 percent, due to the hard work of our lean team and attractiveness of our products.

For the fiscal year ended December 31, 2021, we had revenue of $518,750, an increase from $269,582 for the same period in 2020, and a net loss of $338,849, up from a net loss of $288,840 over the same period in 2020. Aggregate revenue for the first two quarters of 2022 was approximately $268,000, and the aggregate net loss for the same period was $108,301 Despite the

2020-2021 net loss increase, the improvement in revenue came about as a result of our continue strong efforts to execute on our marketing and sales strategies.

We believe our next step to fuel our growth lies on marketing efforts to expand our sales channel. For example, a majority of our current business comes from referrals, which we view as a revenue multiplier for marketing spend. We are exploring the possibility of hiring a marketing company to assist with our growth, among other options. Additionally, we expect to expand our business line to include subscription styling boxes for children and men.

Liquidity and Capital Resources

To date, the Company has been entirely funded by its Founder and President. The proceeds of this raise will be primarily used for marketing and client acquisition.

We do not have any additional sources of capital other than the proceeds from the Offering.

In the future, we may utilize additional commercial financings, lines of credit and term loans and/or issue equity securities for general corporate purposes, including acquisitions and investing in our products and services. We may also use our current cash and cash equivalents to pay down our debt, in part or in full. Management plans to fund our operations over the next twelve months through the combination of increased sales, improved operating results, and the ability to access sources of capital such as through the issuance of equity and/or debt securities. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $750,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum

Amount by November 7, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $750,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Valuation Cap
$4,500,000 ($4.5 million)

Not Currently Equity Interests
The Crowd Notes are not currently equity interests in the Company and can be thought of as the right to receive membership units at some point in the future upon the occurrence of certain events.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives membership units at a later date in

connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into membership units of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into membership units of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred membership units following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of Securities converted into preferred membership units in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into preferred membership units that are issued in connection with the Qualified Equity Financing, which we refer to as "Conversion Units," equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Units will be on the same terms and conditions applicable to the membership units sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive membership units of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the price paid for preferred membership units by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our membership units that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our membership units), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred membership units upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred membership units that is identical in all respects to preferred membership units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Units in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Membership Units), except that the liquidation preference per membership unit of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of membership units of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding membership units of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our formation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred membership units of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of membership units that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our membership units), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Units; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, shadow series interests shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any member/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the equity securities into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons.

As of August 29, 2022, the Company has not entered into any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Amber Duncan
(Signature)

Amber Duncan
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Amber Duncan
(Signature)

Amber Duncan
(Name)

President
(Title)

August 29, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

SHOPJACKIE, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Shopjackie, LLC
Tampa, FL

We have reviewed the accompanying financial statements of Shopjackie, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 12, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SHOPJACKIE, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 72,060	$ 3,396
Inventory	370,523	229,015
TOTAL CURRENT ASSETS	442,583	232,411
NON-CURRENT ASSETS		
Fixed Assets	75,967	75,923
Accumulated Depreciation	(40,950)	(27,937)
Security Deposit	7,500	7,500
TOTAL NON-CURRENT ASSETS	42,517	55,486
TOTAL ASSETS	$ 485,101	$ 287,897
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	43,546	-
Payroll Liabilities	2,210	1,971
TOTAL CURRENT LIABILITIES	45,756	1,971
NON-CURRENT LIABILITIES		
PPP Loan	-	33,800
TOTAL LIABILITIES	45,756	35,771
MEMBERS' EQUITY		
Contributed Capital	2,087,872	1,564,149
Retained Deficit	(1,648,526)	(1,312,022)
TOTAL MEMBERS' EQUITY	439,346	252,127
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 485,101	$ 287,897

SHOPJACKIE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	2021	2020
Operating Income		
Sales	$ 518,750	$ 269,582
Cost of Goods Sold	363,593	169,455
Gross Profit	155,157	100,127
Operating Expense		
Payroll	205,431	194,205
Rent	99,588	89,873
Advertising & Marketing	98,082	7,226
General & Administrative	66,913	28,509
Legal & Professional	23,381	22,780
Depreciation	13,013	27,937
	506,408	370,530
Net Loss from Operations	(351,251)	(270,404)
Other Income (Expense)		
Extinguishment of Debt	33,800	-
Taxes	(21,398)	(18,437)
Net Loss	$ (338,849)	$ (288,840)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

2

SHOPJACKIE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

Cash Flows From Operating Activities				
Net Loss For The Period	$	(338,849)	$	(288,840)
Change in Accounts Payable		43,546		-
Depreciation		13,013		27,937
Change in Payroll Liabilities		239		237
Change in Inventory		(141,508)		3,952
Net Cash Flows From Operating Activities		(423,559)		(256,714)
Cash Flows From Investing Activities				
Purchase of Fixed Assets		(44)		-
Net Cash Flows From Investing Activities		(44)		-
Cash Flows From Financing Activities				
Increase of Contributed Capital		523,723		205,267
Non-Cash Prior Period Adjustment		2,345		-
Issuance/(Forgiveness) of PPP Loan		(33,800)		33,800
Net Cash Flows From Financing Activities		492,268		239,067
Cash at Beginning of Period		3,396		21,043
Net Increase (Decrease) In Cash		68,665		(17,647)
Cash at End of Period	$	72,060	$	3,396

SHOPJACKIE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2019	$ -	$ (1,023,182)	$ (1,023,182)
Issuance of Contributions	1,564,149		1,564,149
Net Loss		(288,840)	(288,840)
Balance at December 31, 2020	$ 1,564,149	$ (1,312,022)	$ 252,127
Issuance of Contributions	523,723		523,723
Net Loss		(338,849)	(338,849)
Non-Cash Prior Period Adjustment		2,345	2,345
Balance at December 31, 2021	$ 2,087,872	$ (1,648,526)	$ 439,346

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Shopjackie, LLC. ("the Company") is a limited liability company organized in the state of Delaware and conducts operations in the state of Florida. The Company operates as an online subscription box service featuring woman's clothing and accessories.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $338,849 and 2020 of $288,840.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 12, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Between 2021 and 2020, revenue streams have been derived from (1) subscription boxes amounting to $782,957 (2) in house-events totaling $3,553.

Adjustment to Retained Earnings

An adjustment was required during 2021 due to a product development expense that belonged to an earlier year.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

The Company values inventory at the lower of cost or market value.

Leases and Security Deposit

The Company currently occupies retail space under a non-cancellable operating lease. The lease expires on November 31, 2022 and may be renewed at the option of the Company at the then-current market rate. Future monthly payments due under the lease are as follows:

2022- $9,028

As part of the lease arrangement, a refundable security deposit was paid amounting to $7,500.

Advertising

The Company records advertising expenses in the year incurred.

Extinguishment of Debt

All debt associated with the PPP loan has been extinguished as it was determined that the company met the conditions for forgiveness of the loan amount.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Florida and Delaware.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842)*, to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

_____

NOTE D- FIXED ASSETS

The Company's fixed assets consist primarily of furniture and equipment used for the operations of its business.

As of December 31, 2021, the Company's fixed assets consisted of the following:

Furniture and Equipment	$	59,682
Leasehold Improvement		16,285
Total	$	75,967

As of December 31, 2021, the Company recorded the following amounts of depreciation:

2021	$	27,937
2020		13,013
Total Acc. Depreciation	$	40,950

NOTE E- DEBT

PPP Loan

In 2020, the Company received loan proceeds in the amount of $33,800 under the Paycheck Protection Program ("PPP Loan"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan is forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. In 2021, the loan was fully forgiven.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 12, 2022, the date that the financial statements were available to be issued.

Crowdfund Offering

In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.

EXHIBIT B

Company Summary





Company: Shop Jackie

Market: Subscription boxes

Product: D2C personalized styling subscription box

Company Highlights

- Revenue reached $518,750 in 2021, which nearly doubled from 2020
- Approximately 4,000 subscription boxes have been ordered since 2020
- In 2021, average order value was reported as $279, which has been exceeded each month from January through April 2022
- Jackie's tailored, fashion subscription boxes feature clothing and accessories from top brands including Brochu Walker, Spanx, Cleobella, and much more

WHY IT'S INTERESTING

When's the last time you bought something online? It likely wasn't too long ago, as online shopping has become a normal means to purchase anything we want. In the U.S. alone, approximately 80% of the total population shop online.[i] From necessities to even cars, online shopping has forever changed the way we procure goods and services. However, U.S. e-commerce represents only a fraction of the total commerce market (approximately 16% compared to brick and mortar in Q4 2021), meaning online shopping has room to grow.[ii] COVID-19 has accelerated this growth, as the pandemic pushed U.S. customers to spend more and shop more frequently online.[iii] Shopping trends, specifically within fashion, are also expected to change as we begin to return to the office. For example, office attire is shifting more towards personally relevant, relaxed, and versatile clothing that allows individuals to reclaim their visual identity that may have been masked by stiff and buttoned-up clothing pre-pandemic.[iv]

Shop Jackie ("Jackie") provides premium, personal, and curated fashion subscription styling boxes to its clients. Jackie's subscription box takes a unique approach to this common business model by pairing a personal stylist with each client, which is designed to build trust and take a personal approach to service curation. Jackie's deep focus on each customer and commitment to make each client feel valued has enabled it to grow its top line considerably over the last two years, as it is able to retain customers year-over-year. For instance, Jackie's customer retention rate has remained over 50% each year from 2019 to 2021. By putting the customer at the forefront of its business, Jackie believes it can keep retention rate high and its churn rate low, translating into a



strong business with a sticky product that is built to scale.

Its focus on the customer has resulted in record revenue each year since inception. From 2020 to 2021, its top line has nearly doubled, reaching over half of a million dollars for the year. Jackie estimates 2022 will be another record year in terms of revenue. In the first six months of the year, it has reported over $268,000 of revenue, due in part to average order values exceeding $300, which outpaces the full year of 2021 by 11%. Initially focused on female clientele, Jackie aims to expand its subscription boxes to include products for men and children.

Video/Pitch Deck

EXECUTIVE SNAPSHOT

Founded in 2017 by serial entrepreneur Amber Duncan, Jackie is a fashion brand company that empowers individuals to be their authentic selves through customized and personalized styling subscription boxes. Initially targeting women's fashion, Jackie focuses on building personal relationships by pairing a Jackie stylist with each client. Before a subscription box is shipped, a Jackie stylist conducts a one-on-one call with each client to better understand their lifestyle and fashion preferences. Stylists then match each customer's preferences with a variety of high-quality inventory from renowned brands like Chan Luu, Vince, Brochu Walker, Stateside, Spanx, and much more. Jackie's clients then receive a curated fashion box every month or quarter and pay for the items they want to keep and return the rest. With Jackie, women can receive personalized styling services and high-quality to cater to their unique lifestyle.



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

- **$500+** – First styling fee waived and 50% discount on your first Subscription Box
- **$1,000+** – First styling fee waived and your first Subscription Box free



- **$2,500+** – The $1,000+ perks and a custom, Design Your Own Subscription Box from select partners
- **$5,000+** – The $2,500+ perks and become a featured investor on our Blog
- **$10,000+** – The $5,000+ perks and a private event invitation at our headquarters

COMPANY SUMMARY

Opportunity

Global retail ecommerce sales hit nearly $5 trillion in 2021, which marked another year of unusual growth for the industry that witnessed over 26% and 19% growth, year-over-year, in 2020 and 2021, respectively. While growth is expected to stabilize in the future, the industry is estimated to reach more than $7 trillion in just a few years.[v] More specifically, the global fashion ecommerce market is forecasted to grow at a reputable 16% from 2021 to 2025. Valued at over $660 billion in 2021, this market could reach over $1.2 trillion by 2025 according to Research and Markets.[vi]

Within ecommerce, subscription boxes have become popular, as they can offer curated products across product categories. The global subscription box market reached $22.7 billion in 2021 and could nearly triple by 2027. From a business' perspective, subscription boxes can help normalize revenue streams. From a consumer's perspective, subscription boxes are usually tailored to a specific category, may include an element of surprise, and can help save time shopping through periodic deliveries.[vii] Fashion subscription boxes have become popular for these reasons, as consumers can turn to numerous companies that are attempting to capture the value in this growing submarket. However, some of these subscription boxes are created for the average consumer that may be price conscious.[viii]

Jackie's mission is to become the premium fashion subscription box that provides an unprecedented level of style curation for its clients. Aiming to capture the high-end of the fashion subscription box submarket, Jackie believes expressing oneself deserves attention that may be difficult to find in our busy lives. Each client that signs up with Jackie is paired with a personal stylist that chooses from an inventory of boutique brands with the goal of perfectly matching the clients' style. Through one-on-one conversations, Jackie stylists aim to provide a personal experience that other boxes can't match. Initially targeting women, Jackie is raising capital to expand its subscription box offerings for men and eventually children.

Product

Jackie was founded to make it easy for individuals to feel like their authentic, most confident selves through its personalized, digital, styling platform. Featuring high-quality brands like Brochu Walker, Cleobella, Chan Luu, and much more, Jackie has positioned itself as a premium subscription box provider.



1. Customers apply to join the Jackie community by providing a brief overview of their current style (modern, casual, sporty, classic, Boho, professional), their preferred contact information, age, and location.





2. A Jackie stylist conducts a real-time, one-on-one conversation to understand the customers' specific clothing style. Jackie's stylists are keen on various fashion trends and use this information to craft a personalized subscription box made for each customer.

3. After the stylist personally selects clothing and accessories for their client, customers receive the Jackie subscription box at their doorstep. Customers have five days to try on and re-imagine their new wardrobe with each boutique item.







4. Once the five days elapse, customers can send back any clothing or accessories that aren't wanted in the same subscription box that was delivered to them, which comes with a pre-paid return label. Customers only pay for the items they keep after Jackie processes the return – if there is one!

Use of Proceeds

If the minimum amount ($25,000) or the maximum amount ($750,000) is met, the company expects to use the proceeds as follows:





- **Intermediary Fees:** Shop Jackie will use a portion of funds from this raise towards intermediary fees.
- **Marketing and Advertising:** Expenses associated with digital marketing efforts and other similar customer acquisition costs
- **Merchandise:** A portion of capital will be set aside for merchandise procurement.
- **Personnel:** Expenses associated with personnel costs, including wages and salaries.
- **Platform Enhancements:** Related expenses for platform maintenance and development costs

Product Roadmap

Jackie expects to leverage its current capabilities and target different clientele in the future. In February 2022, the Jackie team soft-launched the Jack Box to style men, which is currently only available to select Jackie customers. Additionally, Jackie is planning to develop Jack & Jill, a subscription box for children. A breakdown of the company's expected product rollouts and features are as follows:


H1 2022	H2 2022
• Create branding for Jack (male subscription box) • Make UX and SEO improvements to website • Draft mobile application mockup • Continue marketing efforts and customer outreach	• Publicly launch Jack • Make mobile application improvements • Review Jack and Jackie pricing model and promotional campaigns • Begin development of android application • Continue marketing efforts and customer outreach

Business Model

Jackie charges its clients a $39.99 stylist fee for each subscription box, which can be shipped once, monthly, or quarterly. Additionally, clients pay for the items in each box that they want to keep and return the remaining items for free using a prepaid shipping label that comes with every order. Because Jackie focuses on boutique, high-end products, prices per item range from $75 to $500, with an average cost of $150 per piece. Per box, Jackie targets $300 to $1,500+ of revenue, which does not include the styling fee. Jackie believes its high price point places it in the premier category of subscription styling boxes.

USER TRACTION

Since 2020, Jackie has reported positive user traction, exemplified by an increasing number of orders and average order value (AOV). In 2021, total annual orders reached 1,999, which increased by more than 50% from 2020. Its AOV has increased by about 29% from 2020 to 2021, reaching $279 for the year. In the first four months of 2022, Jackie has reported users spending more per order, highlighted by its strong AOV for each month. As seen in the chart below, its monthly AOV for the first four months of 2022 have exceeded its 2021 figure.




Over the last few years, Jackie has reported notable revenue growth. From 2020 to 2021, revenue nearly doubled from $269,582 to $518,750. Currently, Jackie is on track for another record year, as it has reported over $268,000 of revenue for the first two quarters of 2022.



From January 2020 through June 2022, Jackie has incurred just over $1.1 million of operating expenses. In relation to its top line, its operating expenses have modestly increased over time. A majority of the company's operating expenses have come from payroll and rent expenses each year.



A breakdown of its annual expenses from 2020 to 2022 (through April) can be seen below:





Jackie is continuing to scale its top line and has likewise incurred net losses over the last couple of years. In 2022, Jackie has decreased its net losses two quarters in a row from its highest quarterly net loss of about $100,000 in Q4 2021. In June 2022, Jackie reported $22,581 of cash on hand and has been burning approximately $16,000 each month this year. The founder is committed to funding the company as needed throughout the duration of this raise.



INDUSTRY AND MARKET ANALYSIS

In 2020, the global retail ecommerce market exploded as consumers were purchasing more goods online due to the COVID-19 pandemic. Total sales rose 26.4% to $4.248 trillion in 2020, and growth did not suffer in 2021 with



an estimate of 16.3% increase for $4.938 trillion in sales. Furthermore, total retail ecommerce sales worldwide are expected to hit $7.391 billion by 2025. Based on estimates by eMarketer, this will account for roughly 23.6% of total retail sales, while its share was 19% in 2021.[ix][x]



Source: eMarketer

According to Research and Markets, the global ecommerce fashion market was $666.1 billion in 2021. With a compound annual growth rate (CAGR) of 16% through 2025, the market is estimated to reach over $1.2 trillion.[xi] In the United States alone, consumers purchased over $180.5 billion in ecommerce fashion during 2021.[xii] Shopify released lists on the primary growth drivers and future trends for the fashion ecommerce market:[xiii]

Growth Drivers	Trends
• Expanding to global markets outside the West	• Personalization balancing
• Increasing online access and smartphone use	• Metaverse fashion
• Worldwide middle classes with disposable income	• Brand building
• Celebrity and influencer effects	• Sustainability
	• Social Commerce

Additionally, Jackie falls into the niche market of subscription boxes. Within this submarket, customers can purchase various products including beauty, food and beverage, pet food, fitness, and clothing which will automatically arrive over a specific timeframe. Retailers have been inclined to introduce these businesses to develop consistent revenues, create brand loyalty, and add a layer of personalization by catering to customer preferences. Reaching an $18.8 billion market size in 2020, the industry is set to expand quickly alongside ecommerce, with estimates of a 20.1% CAGR from 2021-2026. At this rate of growth, the market could be over $56 billion by 2025.[xiv]



Venture Financing

Jackie operates broadly within the ecommerce industry which attained record high venture financing during 2021. Highlights from the venture capital activity within the industry include:[xv]

- Record high total capital invested of $78.72 billion in 2021
- Median pre and post valuation highs of $14.5 million and $18 million respectively
- All time high median deal size of $2.22 million
- Total venture financing of $315.47 billion from 2011-2021



COMPETITORS



Stich Fix (NASDAQ: SFIX): San Francisco-based Stich Fix is an online personal styling service operating in the US and UK. Customers complete an online survey which allows Stich Fix to narrow down clothing types to fit your body type using proprietary technology. Following this, one of Stich Fix's stylists will personally choose 5 pieces of clothing, accessories, and shoes for you. Customers are charged a $20 styling fee, which is credited toward the pieces that you purchase. The items on Stich Fix for women and men range from $25-$500, and kid's pieces start at $10 each.[xvi] Stich Fix released its financial results for the first quarter of fiscal year 2022. CEO Elizabeth Spaulding announced "In Q4 we delivered $571 million in net revenue, reflecting 29% year-over-year growth."[xvii] In November 2017, Stitch Fix went public, raising $120 million to help fuel future growth.[xviii]



Trendsend: Trendsend is a personal styling service created by EVEREVE, a nationwide retailer specializing in contemporary women's clothing. Customers are encouraged to take a style quiz to set wardrobe goals, and will then receive 2-3 hand-selected looks, curated by an EVEREVE stylist with in-store pick up or delivery options. The customer will then have 5 days to try it on and can either keep it or return the clothes. Trendsend items average $80, and customers will be charged a $20 styling fee per box.[xix]

W A N T A B L E
Wantable: Wantable sells a style subscription box with a product selection of 100's of premium brands, including Levi's, Kenneth Cole, and Saltwater Luxe. First, customers take a style quiz, which includes questions relating to personal style preferences and price sensitivity. After a quiz, customers can sign up for their first subscription box, which comes with 7 clothing items. Similar to its competitors, customers pay for what they keep and can return the rest for free. According to Wantable, prices for each item range from $50 to $100.[xx] In May 2018, the company raised $1.4 million from eight investors at an undisclosed valuation. The company reportedly reached profitability in 2016, when it reached revenues of over $14 million.[xxi]

DAILYLOOK
Daily Look: Founded in 2011, Daily Look is a personal styling experience powered by real personal stylists leveraging its technology platform. Its core product "DAILYLOOK ELITE" is a box of hand-picked fashion items, curated by personal stylists, and sent directly to the customer's home.[xxii] Customers elect to have monthly, bi-monthly, or quarterly shipments. Items in the box generally cost $80 or more per item and come with a $40 styling fee.[xxiii] According to PitchBook, Daily Look raised $16.70 million as of October 2021, and the company was valued at $20 million in September 2018.[xxiv]

EXECUTIVE TEAM


Amber Duncan, Founder: Serial entrepreneur Amber Duncan is the founder of Jackie. Along with Jackie, she is President of Newborn Consulting and serves on the Board and as a minority shareholder in numerous ventures. Duncan is also an active member of the Tampa Bay Business Journal Leadership Trust, where she curates motivational written content to uplift and inspire other business owners and entrepreneurs. She has also worked in the financial industry, leading several national sales brands within the debt-settlement industry including reducemydebts.com.

PAST FINANCING

Since inception, Shop Jackie has been entirely funded by its Founder, Amber Duncan.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $750,000
Valuation Cap: $4.5 million



Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred membership units (Conversion Units) at a price based on the price per unit paid on a $4.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Darling Magazine: The Woman Behind Jackie: Amber Duncan
Sarasota Magazine: Bradenton Styling Service Delivers Trendy Clothing to Women Around the Country
SRQ Magazine: Call Me Jackie
Business Observer: Clothing Subscription Box Business Goes National
Authority Magazine: Amber Duncan of Jackie: "5 Ways to Create a Wow! Customer Experience"
Thrive Global: An Interview with Amber Duncan

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,



- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://fitsmallbusiness.com/online-shopping-statistics/

[ii] https://www.forbes.com/sites/jasongoldberg/2022/02/16/brick-and-mortar-sales-grew-faster-than-e-commerce-in-2021/?sh=391d3576dde5

[iii] https://www.digitalcommerce360.com/article/coronavirus-impact-online-retail/

[iv] https://www.townandcountrymag.com/style/fashion-trends/a38657743/office-wardrobe-workwear-2022/

[v] https://www.emarketer.com/content/global-ecommerce-forecast-2022

[vi] https://www.researchandmarkets.com/reports/5321469/fashion-e-commerce-global-market-report-2021

[vii] https://www.imarcgroup.com/subscription-box-market

[viii] https://www.more.com/fashion/fashion-trends/12-monthly-subscription-boxes-fashion-lovers/

[ix] https://www.emarketer.com/content/global-ecommerce-forecast-2021

[x] https://www.emarketer.com/content/global-ecommerce-forecast-2022

[xi] https://www.researchandmarkets.com/reports/5321469/fashion-e-commerce-global-market-report-2021?

[xii] https://www.statista.com/statistics/278890/us-apparel-and-accessories-retail-e-commerce-revenue/

[xiii] https://www.shopify.com/enterprise/ecommerce-fashion-industry - 7

[xiv] https://www.imarcgroup.com/subscription-box-market

[xv] PitchBook Data, Downloaded January 20th, 2022

[xvi] https://support.stitchfix.com/hc/en-us/articles/203484460-How-much-does-your-clothing-cost-

[xvii] https://investors.stitchfix.com/news-releases/news-release-details/stitch-fix-announces-fourth-quarter-and-full-fiscal-year-2021

[xviii] https://www.washingtonpost.com/news/business/wp/2017/11/17/stitchfix-goes-public-marking-the-first-tech-ipo-led-by-a-woman-this-year/



[xix]https://www.trendsend.com/?src=GoogleSearch&campaign=brand&adgroup=brand&kwd=trendsend&dvc=c&g
clid=Cj0KCQiA95aRBhCsARIsAC2xvfwRa8iLXW81E6MYShWSUmenkts1O_ULXBVZ01sEbt-
Eq8j02hCvvhkaAiLHEALw_wcB#/?_k=0dtgzl

[xx] https://www.wantable.com/edits/style

[xxi] https://biztimes.com/wantable-raises-1-4-million/

[xxii] https://www.linkedin.com/company/dailylook/about/

[xxiii] https://www.dailylook.com/getstyled

[xxiv] Pitchbook Data; Last Updated February 11th, 2022

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.


Shopjackie, LLC
816 Manatee Ave E, Suite 200
Bradenton, FL 34208


Ladies and Gentlemen:

The undersigned understands that Shopjackie, LLC., a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $750,000 of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A, dated August 29, 2022 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on November 7, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time. The undersigned acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	816 Manatee Ave E, Suite 200 Bradenton, FL 34208 E-mail: amber@shopjackie.com Attention: Amber Duncan
If to the Reviewing Counsel:	Foley Shechter Ablovatskiy LLP 1180 Avenue of the Americas, 8th Fl., New York, NY 10036 Attn: Sasha Ablovatskiy, Esq., E-Mail: sablovatskiy@foleyshechter.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Shopjackie, LLC
By_____ Name: Amber Duncan Title: Chief Executive Officer

EXHIBIT D

Crowd Note

Shopjackie, LLC

CROWD NOTE

FOR VALUE RECEIVED, Shopjackie, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4.5 million.

The "**Offering Deadline**" is November 7, 2022.

1. Definitions.

    a.   "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's preferred membership units issued in the Qualified Equity Financing.

    b.   "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per unit for preferred membership units by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c.   "**Corporate Transaction**" shall mean:

        i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of the Company or the surviving or acquiring entity),

        iii.   the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding membership units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for membership units, (ii) exercise of all outstanding options and warrants to purchase membership units, and, in the case of Section 1(b), (iii) the membership units reserved or authorized for issuance under the Company's existing membership unit option/equity incentive plan or any membership unit option/equity incentive plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $750,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership units in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's preferred membership units that is identical in all respects to the units of preferred membership units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Unit in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Unit), except that the liquidation preference per membership unit of the Shadow

Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership units of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    A. Converting to Preferred Membership Units. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of units of preferred membership units of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

    B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire

Purchase Price under this Crowd Note into Conversion Units; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

   a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

   b. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

   c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

   d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Formation or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

   e. **Valid Issuance of Units**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

   f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

4

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made their own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any membership units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership units sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



A Luxury Personal Styling Experience

SHOPJACKIE.COM

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



ABOUT US

Jackie was founded in 2017 by serial entrepreneur Amber Duncan, who has personally funded Jackie since launch. Amber had tried and tested women's subscription currently on the market and felt that something was missing — personal touch.

Jackie is focused on empowering women to feel their best, look their best, and be their best starting with the clothes that they wear.

WHAT WE DO



Objective

To empower women to feel like a million bucks each day.

Solution

Providing women with a luxury, personal styling experience focused on boutique brands and a genuine relationship.

THE GOAL

Our goal is to become a market leader among the boutique, clothing styling subscription services. While we have attained reputable growth over the last 4 years as a niche market player, we are seeking outside funding to enhance our marketing budget and better compete with market incumbents.



THE BRANDS WE CARRY

RE/DONE   GOOD AMERICAN   STATESIDE   BROCHU WALKER

HUDSON   Enza Costa   MISA   vince.

susana monaco   strut this   Cleobella   CHAN LUU

& MANY MORE

HOW IT WORKS



APPLY TO JOIN

We're here to help clients look and feel their best. We begin the process with an application to determine if they are a good fit for the Jackie subscription.



GET STYLED

Once a member, it's just $39.99/month to work with a personal stylist. The best news? Spend over $100 on any box and the styling is free!



BUY + RETURN

Receive a monthly subscription box of curated fashion staples. Clients pay for the items they keep and return the rest.

THE MARKET



Women 30+

Jackie is designed for the women who do it all. They are moms, entrepreneurs, and driven women with a schedule that requires a personal stylist.

Luxury Lifestyle

Our clients understand the value of high-end, luxury, boutique brands.

Goal Oriented

Jackie clients are driven in all aspects of their lives. They are high income earners and are passionate about wellness, fitness and personal growth.

Genuine

Jackie clients are relationally-driven. They prioritize others and value community.

OUR TEAM

What makes Jackie so unique is the caliber of individuals we hire to service our clients. When you enroll with Jackie, you are paired with the stylist that best fits your profile. Each client has access to her stylist throughout her time as a Jackie client. We want our clients to feel like they have someone constantly working to make them feel and look their best. It is a team effort, and our styling team takes pride in building long lasting relationships with their clients, which yields excellent results and referrals.





WHAT SETS JACKIE APART

"When I look at other box subscription models out there, I don't feel we have any competition with the niche of doing boutique brands with relational service. We are the only ones offering such a thing. Other companies run large operations but use algorithms to determine style profiles and items sent. Our price point is higher because of the brands we choose to carry and the curated service we provide. We believe in quality over quantity and encourage our clients to build a wardrobe they love. Whether they are a stay-at-home mom or CEO, our desire at Jackie is for women to look and feel their best. We don't think there is another box subscription out there that serves that purpose with such a wholistic, relational approach."

- Amber Duncan
  Founder & CEO

2021 Sales Insights

Client Retention Rate: 54%

Monthly subscription customers: 279

Average Order Value: $274

Sales: ↑ 105% YTD

Web Visitors: ↑ 109%

Total Orders: ↑ 61%





THANK YOU!

www.shopjackie.com

Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

• Rapidly changing consumer preferences and market trends,
• Inability to expand and maintain market acceptance for the company's services and products,
• Inability to gain access to international markets and comply with all applicable local laws and regulations,
• Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
• Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
• Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
• Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
• Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
• Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
• Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Jackie for me was really a passion project because I love fashion. I've always loved fashion growing up and it wasn't until I got into the corporate world that I realized that, you know, there was lacking a desire for a box-subscription company to connect with women in every walk of life. So out of that desire that I had to receive a box like that, I created Jackie.

[Text overlay: Amber Duncan, Founder/Owner of Jackie]

Hi, I am Amber, founder of Jackie. Because Jackie Kennedy was one of my biggest style icons, I incorporated her into the company Jackie, which is a box-subscription company specifically for women that styles them based on their lifestyle.

We've experienced over 100% growth over the last two years as a company.

And so, I'm super excited about our future, where we've come from, but most importantly where we're headed. And we just recently were able to introduce our men's box, Jack. We can't let the women look great alone! So, we now will be styling their significant others or husbands, but Jack will deliver the same quality goods to the doorsteps of men across the country.

And we're excited to be able to share this opportunity with all of you as people who have followed our story, who watch from afar to see the great things that we're doing. You now will have an opportunity to invest and come alongside of us here at Jackie.

So, my hope is that you look at the Jackie story and you look at what we've done thus far, and you connect with it. You related with it. You see the value of what we're doing and delivering to people across the country, and you choose to also be a part of the Jackie story.

So, look for the details to come, in email and on social media. And we're so excited about where we're headed in the future and having you come alongside of us on this journey.

[Text overlay: Become A Part Of The Jackie Story]

[Text overlay: #joinjackie]

[Text overlay: www.shopjackie.com]

EXHIBIT G

Webinar Transcript

Brett Andrews: Hey, everybody. This is Brett Andrews with MicroVentures. Thank you all for tuning into this webinar today. Today we're going to be hearing from Jackie, a company that provides premium, personal, and curated fashion subscription styling boxes. We're joined today by their founder and CEO, Amber Duncan. Along with being the founder of Jackie, Amber is the president of Newborn Consulting and serves on the Board and is a minority shareholder in numerous ventures. She is also an active member of the Tampa Bay Business Journal Leadership Trust, where she curates motivational written content to uplift and inspire other business owners and entrepreneurs. Additionally, she has worked in the financial industry leading several national sales brands within the debt settlement industry, including reducemydebts.com. How are you doing today, Amber?

Amber Duncan: I'm doing good, Brett. Thanks so much. How are you?

Brett Andrews: I'm doing great. I appreciate you joining us here. So just for folks tuning in, the format today is going to be a little bit different than past webinars. Amber's going to give a little bit of background on Jackie, tell the origin story and a little bit about where the business is today. And then we're going to just do a little conversational Q&A. So I guess with that, Amber, if you want to just take it away and give us a little bit more background, that'd be great.

Amber Duncan: All right. So Jackie was founded in 2017, and we have personally funded since we started. I launched this personally because I had tested every other women's subscription box out there on the market and just never found one that connected with me and my lifestyle. And what I felt was lacking was just that personal relational touch. So it was important to me to create a company that would empower women to feel their best, look their best, and with whatever the role they played on a daily basis. And out of that, Jackie was formed.

Amber Duncan: So we really just look to empower women to feel like a million bucks every day with providing them with luxury personal styling. So our box differs from others because we are solely boutique brands that we deliver. And what I love is that we're introducing women to quality over quantity. So the boxes and the brands that we select are something I personally would wear as a mom, as a CEO. So we want to bring those same great brands into the homes of women who also have that busy lifestyle. And they seem to love it.

Amber Duncan: On top of that, we've also done in-house styling, which we do offer for clients, which is very concierge 101. And Brett, our goal right now is just to become a market leader among the boutique clothing style subscription services. As you know, it's a $5 trillion business right now, e-commerce online, and I only see that growing.[i] I see a lot of brick and mortars that tend to be going away, and consumers are becoming more open to shopping online.[ii] So it really presented an opportunity for us to increase our total overall sales from 2020 to 2021 by over 100% last year, which is huge. And we're already seeing continued growth going into 2022 year to date.

Amber Duncan: While we have a reputable growth over the last four years, we tend to be a niche market player. So that's why we approached MicroVentures in seeking additional funds to enhance our marketing budget and better compete with market incumbents.

Amber Duncan: Some of the brands we carry, just to give you a brief overview, are everything from Redone, Good American, Stateside, Vince, Cleobella, Chan Luu, Citizens of Humanity. We've really done the research and homework and proven ourselves to these brands that tend to be in higher end retail stores and boutiques, which is rare for them to come on board with a subscription based model.

Amber Duncan: So just a little bit how it works. When we receive an application and people go to our website, they apply. We always want to make sure that it's a good fit for both the consumer and for the stylist. We certainly want to be very informative up front. We offer a quarterly membership to where people can apply. We pair them with the stylist that we feel best fits their lifestyle. And then at that point, they receive a phone call from their stylist and the relationship begins.

Amber Duncan: And the idea being they pay $39.99 for that subscription a month, which if it's quarterly, it's once a quarter. But as long as they're keeping at least $100 in the items that are shipped to them, which most do, that $39.99 is credited to the items they keep, which in essence is costing them absolutely nothing for our service. And the beautiful thing about it, Brett, is that they're getting these things in their home. So they're trying things on that they necessarily would not have tried on had they gone into a store, but because their stylist has pulled them, they can try them on in the comfort of their own home. And then they pay for the items they keep, return the rest on us with the return label that we provide.

Amber Duncan: So just to tell you a little bit about our ideal client. Our ideal client tends to be women 30+. It's designed for women who pretty much wear multiple hats. They're everything from moms, entrepreneurs, driven women with a schedule that just does not allow them access to go into the boutiques and spend a lot of time shopping for themselves, which is why they require personal stylists. They also really tend to love luxury. I know I love to be waited on, so my hope with Jackie is that we bring that same type of luxurious concierge service to them that they're used to experiencing. And also, they're goal oriented. What we find with our clients is that they're very driven individuals. And so it's really bringing that relationship to them and connecting with them on that level has to me been the most exciting part of Jackie, and hearing what they're doing and the amazing things they're doing out in the world, so we've got some incredible clients. So it's very relationally driven.

Amber Duncan: I've been fortunate. I have probably, I always say this, but you can't do anything without a great team. And I've been fortunate to have such a phenomenal team around me here at Jackie from 2017 when we launched to now. I put our team up against anyone in the industry, and just the way they work together. They're committed to our purpose, our mission, and they're just remarkable stylists. They study the trends. They connect with their people. So we have a team of nine people right now, which has been we're growing obviously, but we also are committed to that relational piece and keeping it lean and never getting so big that we can't ever provide that level of service to people.

Amber Duncan: The biggest thing that sets us apart from the others is just the boutique brands. I think we're the only one in the industry, I believe that we are, that is offering boutique brands delivered to your door, which is a higher end service. But also keeping in mind that relational piece. We never want to compromise what we feel like our company is built on, which is relationship. And I think as time goes by, most companies tend to get away from that, while we are laser focused on keeping that in play regardless of how big we get. It's just making sure that everyone feels like they're our only client.

Amber Duncan: And that's really in summary everything about Jackie. I can tell you just some statistics just to go over with you regarding our sales. Our client retention from 2020 to 2021 was 54%, and our average order was around $274. And just to put that into perspective for you, this year already in 2022, we've already seen a 10% increase in our overall sales year to date. Our average order is up, along with our customer retention rate is up 20%. So from a 54% we experienced in 2021 to 66.75% we've got year to date so far.

Amber Duncan: So as you can see, we're continuing to grow. We're continuing to better our platform in every way. And our goal is just with the MicroVentures campaign, which we're so grateful and thankful for the opportunity to be a part of this, is to take that money and invest in future marketing so we can continue to grow to the scale we know we're capable of servicing.

Brett Andrews: Great, thanks. That was a super helpful background. And I'm glad you touched on the sales bit at the end. You guys have had some impressive metrics certainly over the last couple years.

Brett Andrews: So in terms of getting into the Q&A, I'm always fascinated by the origin story of businesses just in general. And I think particularly for a business like this, where you've got, I wouldn't necessarily call it a marketplace because you're an intermediary between the supply side and the demand side, but I'm just curious how you, if you look back to the early days, 2017 when you got this started, how did you go about doing this? Were you just approaching brands? And I don't know. I don't even know how something like this starts. I'd be really curious to hear how you bootstrapped it and got it going in the first place.

Amber Duncan: Yeah. So that's a great question. I actually, I was a CEO in other companies and I always struggled to find and have the time to shop. And I always desired a personal stylist. I tried all the box subscription companies, never connected with any of them. So jokingly, my husband was like, "You should just start your own." And so you know what? It was like, "How in the world am I going to connect with these brands?"

Amber Duncan: But I'll tell you, Brett, when you put yourself in a position and you literally have a vision for something and you present that vision of the level of service you want to provide to these brands, then I think that what they're buying into is the person behind the company. And if they see that your vision and they see that, "Look, this is definitely a brand we want to be a part of because it's an alignment with our mission and core values," then that made it really easy for me, along with my track record with other businesses that I've started. I'm a type A personality. I have five children. I wear many hats. I run companies. So I think that they saw I want to connect and empower women who are very like-minded to myself and present them with the best brands. And they were really open to the vision of Jackie from the very beginning. So I'm super grateful for that.

Amber Duncan: What I find now is we actually, it's funny, the tables have turned. We get approached all the time by brands, very high end brands, asking us to carry them because they so believe in the mission of Jackie. So it's really exciting times for us.

Brett Andrews: I bet. Yeah, especially with the progress that you guys have seen that you're starting to get that inbound. So it's super interesting. How do you go about vetting the supply end? So you have these brands, especially if they're coming to you. I'm sure if you're doing the reach out, you've already done some vetting, but if someone comes to you, if it's a brand that comes to you, how do you go through the process of deciding whether or not they're a brand that you're going to include into the box?

Amber Duncan: Yeah. So when we get approached or when we are interviewing a brand, one of the biggest drivers for us deciding to take on a brand is their personal story. I believe in a brand's story and who the people are behind that brand and where they started and what they're about most importantly. And so once I feel connected to their story and who they are as individuals, then at that point, we'll test out their merchandise within our own team. And so what I mean by that is I don't put anything on this floor or any brand that I personally would not wear. I have a very high standard. I'm big on textures and quality. So if I can't wear it and feel great about it, it never enters our store.

Brett Andrews: I love that. I love getting the background on the story on the company first. Does size have anything to do with it? Do you ever have questions about fulfillment and whether or not they're going to have enough supply if it is something that ... I guess you guys decide what goes in the box, right? So you could somewhat limit that, but is that ever a consideration?

Amber Duncan: You know, it isn't, because part of carrying just boutique brands means we don't want to dress everyone the same and we only carry a specific amount of each item, and it tends to move quickly. But the beautiful thing is we do want to dress everyone individually to their taste and likings, and so we're constantly getting new merchandise in from these brands to accommodate that.

Brett Andrews: Got it. And then just a question there on the logistics side. So maybe forgive me if you mentioned this in the pitch, but do you guys actually hold inventory? So you go and do the merchandising, buy certain sizes of pieces that you like and then hold that and then include it in the box? Or is it drop shipped? I guess how does that, the fulfillment side, work?

Amber Duncan: Great question. We actually go what's called to show, and we hand select the pieces per season that we want to carry in-house. And so we have all of our items in-house, and the boxes are personally curated by the stylist after their phone calls with the clients. They're personally curated from the items we actually carry in-house.

Brett Andrews: Got it. And then that was another question that I had here was on the stylist side. So we've talked a bit about how you onboard brands, how you're finding them, how you vet them. How do you find people who could be potentially good stylists, and how do you do the vetting on that end?

Amber Duncan: I love that question, because it's probably my favorite thing about this business. And in any business that I've had, I think you have nothing without the right people. And while it takes a while to build a great team, I actually look at individuals as personal brands. And so all of the stylists that I have hand selected here, they have a personal story. They are a personal brand in and of themselves, and I really respect that, because they bring a level of confidence in our floor that you must have in order to be pushing these boutique brands and sharing these boutique brands with people because they too believe in them.

Amber Duncan: And so if you meet any one of the individuals in here, it's people you could sit and talk for hours from and they could recommend anything about anything and you'd go for it because they're passionate about the brands or the places they go or the places they eat. So they just they're phenomenal. I literally have nothing. This company would be nothing without the team that I have. I can't say that enough.

Brett Andrews: And I guess another logistics question. Are these stylists, are they full-time employees in the company or they do this as a side gig? Or how does that work?

Amber Duncan: No, they're all full-time employees here. We have an 8,000 square foot space here in Bradenton, Florida. It's beautiful. It feels like you're walking into Manhattan, New York right here in Bradenton. So it's an amazing space to work out of. They love it. We actually have a Frenchy quarters. Everybody's allowed to bring their dogs to work. I believe that changes the environment. We have what's called the table in here, which we allow clients who are local who want come in and just want the energy that Jackie brings in our space. They're allowed to work directly from here. It just it's a vibe. That's the best way I can put it. So they love being here and it's a full-time job for all of them.

Brett Andrews: I love that. I mean, I love the idea of a personal brand and I'm also just imagining the environment that you've built. I mean, I have to think that if certainly, especially if you've got good taste, if you're being a stylist for people, has to just be something that's such a fun job. You're always just picking out new outfits for folks. And that's really, really, really cool.

Brett Andrews: I guess, shifting to the demand side. So you talked a bit about how part of the reason for this raise is to do some marketing. I'm curious, just historically so far, what has been the biggest growth driver from a customer standpoint? How are you getting in front of folks? How are you getting people to try it?

Amber Duncan: Well, I think that's a great question. I know for us right now, the majority of our business, surprisingly, when connecting to the right client has been word of mouth, which is crazy to me. It's crazy that we can experience the growth that we have seen with word of mouth. We also have done a lot of marketing with both ad funds, basically Instagram, social media. I believe social media right now is the biggest marketing billboard out there. It's the best use of funds if you can really identify who your ideal client is and target that directly.

Amber Duncan: So my hope is that with additional marketing dollars, we can bring on a company. We're interviewing companies in New York to come on and support us in other avenues that maybe we haven't tapped into yet to continue marketing to the ideal client. And Brett, one of the areas that we are really focused on too is we have speakers and with such as Charlotte Gambill, who writes a journal on our box every month. We clothe these speakers as almost influencers. We provide them with the clothing, and when they're getting on stage speaking and they're decked out in Shop Jackie, immediately the applications start rolling in.

Amber Duncan: So we're really big about blessing other speakers and giving them the clothes, because we know they'll represent us well. We're very selective who we do that with, but that seems to be a great marketing avenue for us, also.

Brett Andrews: Sure. And in your initial pitch, you talked a bit about the customer persona, and it seems like you have that very dialed in, which probably makes when you're doing the marketing a bit easier because you know the avenues that are going to reach the ideal customer. And so that's certainly a helpful component as well.

Brett Andrews: To get into a bit where you mentioned, I guess, where you ended things on talking about how average order is up, retention rate is up. I was curious what you attribute that to. I mean, the simple answer is obviously you design and deliver a good product, and I guess maybe that is the answer, but I was curious if you had any other insights you could share with us.

Amber Duncan: Yeah. So just a little bit about how I operate as an owner and CEO and how I've always operated in any of the businesses. While I always appreciate growth and positive numbers, I feel one that always looks to find where there's areas of opportunity. I'm constantly doing SWOT analysis within our own companies to see, "Hey, this is an opportunity that we can be better at. And while we may be at 90% here, I want to be at 100." And so I think as an owner and founder, I think when we take our eye off the ball and we are okay with what I consider mediocrity, because I believe that there's mediocrity in every business because we get comfortable as owners. I don't take my foot off the gas. I mean, just yesterday, I was out in the shipping department, shipping out boxes myself and looking through the quality and looking through the pieces that our stylists selected and wanting to know, "Why did you pick this? And why do you think she's going to like this?" and making them explain it to me.

Amber Duncan: So I think the reason we're seeing this continued increase in our overall percentages year over year is because I'm staying in the trenches. So whether it's taking out the garbage or being over in the shipping station or going to show myself with our buyers to actually make sure that everything that we're doing gets to 100%, I do not take my foot off the gas.

Brett Andrews: I love that, and when we're evaluating businesses on our side, I think one of the most critical pieces is seeing the commitment of the founder. And so hearing that you get involved with everything from actually going into the warehouse and you're checking quality. I mean, that's super encouraging to hear, and so that's great.

Brett Andrews: I guess, before we wrap up here, I did want to just talk a bit about the future. So we've talked about the use of funds and where you plan to deploy those. I was curious what you see, this might be a canned question, but you see the business in five years? Do you expect rolling into different, I don't know, demographic groups, whether it be a men's line, or do you feel like, "Hey, we've got a large enough space here within the core demo that we're targeting and we just want to stay laser focused on that." How do you think about growth over the next five or 10 years?

Amber Duncan: Yeah, so I'm super excited because we actually have just soft launched our Jack Box, which is for men. And it's luxury lines delivered to their door similar to Jackie. We're testing it out right now because I want to make sure, one, that we nail who our demographic is and the brands that we're selecting. And two, we just want to make sure before we roll it out that we've got everything to the quality that our Jackie Box is, down to our tissue paper, everything that we include in the boxes.

Amber Duncan: So we're super excited because the response to date has been exceptional. We actually have a Jack button that's housed right now on our Jackie web page. So for those men or for the husbands or significant others of Jackie clients are the ones that we're allowing to test this out right now, because we believe why should any woman feel like a million bucks alone? We want their husbands to look just as good. And we tend to get that question a lot from our current clients. So that was our soft launch. And as of right now, the results are phenomenal.

Amber Duncan: We're still continuing to reach out to the brands that we feel will best fit our model, but I do believe that we'll be able to put that out to the public also beginning probably of 2023. And I actually think it'll be better than the Jackie Box has done. I think men are way less picky. They just want a box. They just want to know that their wardrobe is put together and they're good to go. And they want soft textures. That's what I'm seeing. So I think that it'll actually be well received.

Brett Andrews: That's so funny, a number of things you said there. I was thinking as we were going through this, I know my wife who I'll certainly share this with, she loves to comment on my clothing. So I feel like there's a lot of women out there probably are users that are going to be getting their husbands or significant others to try this out. And so that word of mouth that you guys have had that's been a success so far in terms of growth I'm sure will continue to proliferate. So that's great to hear that you guys already have an eye on expansion.

Brett Andrews: Well, that's really good feedback. So I guess before, I do want to let you share any parting thoughts or any other pieces of the story that you'd like to sign off with. But before I do that, I want to let people know who have been tuning in here. First of all, thank you. I appreciate you taking your time to listen in to hear more of Amber's story and hearing about this really cool and growing business. If you have any more questions that we may have not gotten to in this Q&A, then I'd love to point you toward the campaign page. If you're listening to this, you probably are there, but if you found it through another means, then to get to the campaign page, you can go to microventures.com. You can click on the invest tab at the top and then scroll down and find Jackie, the tombstone there, and go into the campaign page. You can also go to the direct URL, invest.microventures.com/offerings/Jackie. And that's Jackie with an "I-E" at the end.

Brett Andrews: And on that page, we've got a whole host of information. There's a pitch deck there. There's a video. It's really well made. We put a lot of this content together in conjunction with Amber and her team. Overview on the business. There's a little bit of a deeper dive into the metrics right now as it is today if you want to look into those. And then there's also the terms of the investment. So also check those as well and understand what ...There's a couple perks levels as well. If you invest a certain amount, there's some discounts on subscription boxes and some other really cool perks. And then there's a discussion form down at the bottom. If you do have any questions, like I said, that weren't answered in the content on that page or that we didn't get to in this Q&A today, I'd encourage you to send in the questions there. Amber and her team can address those. And it's really nice because all investors who do look at the page will have access to viewing those. So it is public and is a good place to get some more information as well.

Brett Andrews: And then of course, if you would like to invest, the purpose of this webinar is to further educate investors. And so at the top of that page, there's a bright orange invest button. You can click on that. If you have an account with MicroVentures, I'm sure you know how this process works, but if not, you can sign up. It's free to sign up, and then you can decide how much you'd like to invest into this business. As you've heard today from Amber, they've got a lot of really exciting things going on. They're expanding into new demographics with the Jack line. Things in terms of the metrics, everything seems to be going in the right direction. So now seems like a good time to be a part of this.

Brett Andrews: And yeah, with that, I guess, Amber, is there any other places you'd like to point people towards or any parting thoughts you'd like to share?

Amber Duncan: No, I would like to say, one, thank you, Brett, for the time to share all this. But also, too, I can remember being an investor when I first saw MicroVentures and there was some companies that I believed in, and I think that's the biggest thing is I believed in the founder. And I want to just invite any questions or anyone who wants to reach out or even try our service before you consider investing, feel free. We'd love to chat with you. I know that for me, investing in other people who are doing great things, I loved it because I've watched these companies continue to grow.

Amber Duncan: So I just want to thank anybody who's listening, but also anyone who's already given to Jackie and invested in us. And I want to give people the peace to know that your money is going in the right place. We are committed to this and I'm not going to stop. We're going to be right up there and you'll read about us one day, so it's going to be a good ride.

Brett Andrews: Sure. And I guess we should say for our female listeners that may want try the product, one thing I guess I didn't ask and sorry to reopen the Q&A, but are you shipping to all states in the US? If somebody is a listener that might want to try the product and lives in California, are they able to access it or are you more regional at the moment?

Amber Duncan: Yes, we're a national platform. So nationwide. We're shipping all over, and we've got clients California, New York, Washington. They're everywhere. So we invite any woman who is actually in any state can try us, but also if you're local and you want to come in for an in-house concierge styling, we invite that, also. Just give us a call or go to our website to schedule it.

Brett Andrews: Awesome. And it sounds like for the men out there, you probably don't need to wait too long to try it out, to keep that URL bookmarked until it sounds like 2023. So I know I'm excited to try it as well. And I'm not far from you, so maybe I'll make a spin down to Bradenton at some point.

Brett Andrews: But anyway, I really appreciate all the time today. This was super informative and just really cool to hear your story and all the cool things that you guys have going on. And sounds like you got a great team as well, so we're excited to be working with you. And I really appreciate your time today.

Amber Duncan: Thanks so much, Brett.

Brett Andrews: All right, well talk soon. Have a great weekend.

Amber Duncan: All right. You too. Bye-bye.

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[i] https://www.insiderintelligence.com/content/global-ecommerce-forecast-2022
[ii] https://fitsmallbusiness.com/online-shopping-statistics/